

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

December 1, 2017

<u>Via E-mail</u>
Ms. Barbara Russell
Chief Financial Officer
Tor Minerals International, Inc.
722 Burleson Street
Corpus Christi, TX 78402

> **Re: Tor Minerals International, Inc.
> Form 10-K for the Year Ended December 31, 2016
> Filed March 9, 2017
> File No. 0-17321**

Dear Ms. Russell:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief

Office of Manufacturing and
Construction